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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FACET BIOTECH CORPORATION
(Name of Subject Company)

FACET BIOTECH CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto
Kirsten Jensen
Robert Spatt
Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, CA 94304
(650) 251-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Facet Biotech Corporation, a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 1500 Seaport Boulevard, Redwood City, California 94063, (650) 454-1000.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, the "Statement") relates is the Company's Common Stock, par value $0.01 per share ("Common Stock"), including the associated rights to purchase shares of Series A Preferred Stock ("Rights", and together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of September 7, 2009 (the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC as Rights Agent (the "Rights Agent"). As of September 28, 2009, there were outstanding 25,046,212 shares of Common Stock.

Item 2.    Identity and Background of Filing Person

Name and Address

        The Company is the person filing this Statement. The Company's name, address and business telephone number are set forth in "Item 1. Subject Company Information", which information is incorporated by reference. The Company's website address is www.facetbiotech.com. The information on the Company's website should not be considered a part of this Statement.

Tender Offer

        This Statement relates to the tender offer by FBC Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. ("Biogen Idec"), to purchase all outstanding Shares at a purchase price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "SEC") on September 21, 2009. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the "Offer."

        The Schedule TO provides that the Offer is subject to 14 conditions. Certain of these conditions are summarized as follows:

  •
  the Company's stockholders having validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Shares representing, together with the Shares owned by Biogen Idec, at least a majority of the total voting power of all of the outstanding Shares entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer;

  •
  Biogen Idec being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law (the "DGCL") are inapplicable to the Offer and the second-step merger proposed to be undertaken by Biogen Idec upon consummation of the Offer (the "Proposed Merger") or any other business combination involving Biogen Idec or any of its subsidiaries and the Company;

  •
  all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated;

  •
  the Company's board of directors (the "Board") redeeming the Rights, or Biogen Idec being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition");

  •
  the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser's or Biogen Idec's ability to acquire the Company or otherwise diminishing the expected value to Biogen Idec of the acquisition of the Company other than, except as to terms not disclosed in the Company's Current Report on Form 8-K filed with the SEC on August 31, 2009, the Collaboration and License Agreement and related Stock Purchase Agreement between the Company and Trubion Pharmaceuticals, Inc. ("Trubion") disclosed in such Current Report (the "Impairment Condition");

  •
  there shall not have been publicly announced, instituted or pending, and Biogen Idec or Purchaser shall not have been definitively notified of a person's intention to commence, any litigation, action, investigation or other similar proceeding by or before any governmental, administrative or regulatory authority or similar instrumentality or any other person (i) seeking to restrain, delay or prohibit the consummation of the Offer, the Proposed Merger or any other subsequent business transaction with the Company, (ii) seeking to make illegal, materially delay, restrain or prohibit, or seeking to impose procedural, price or other requirements in connection with making the Offer and payments related to the Offer, (iii) seeking to prohibit or limit the ownership of any portion of the Company or assets of the Company or (iv) that resulted in or could reasonably be expected to result in certain material adverse consequences to the Offer or Proposed Merger;

  •
  there shall not have occurred nor shall there be, other than in clause (iv) and (vii) of this paragraph, a material acceleration or worsening of any of the following: (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for a period in excess of three hours, (ii) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (iii) any limitation by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (iv) any decline in the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq Composite Index by an amount in excess of 15% measured from the close of business on the date of the Offer, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (vi) any material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor or (vii) any change or development in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company does business that could, individually or in the aggregate, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, condition, operations, licenses, franchises, permits, permit applications (including without limitation, in the case of permits and permit applications, those filed with the Food and Drug Administration ("FDA")), results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships or the trading in, or value of, the Shares (the "Equity Market and Foreign Exchange Performance Condition");

  •
  no change (nor any condition involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications (including without limitation, in the case of permits and permit applications, those filed with the FDA), results of operations or prospects of the Company or any of its subsidiaries which is or may be materially adverse, and neither Biogen Idec nor Purchaser shall have become aware of any fact which may have material adverse significance with respect to the value of the Company, its subsidiaries, the Shares, Biogen Idec or Purchaser (the "MAE Condition");

  •
  subject to certain exceptions detailed in the Schedule TO, a tender or exchange offer for any Shares shall not have been made or publicly proposed by any person other than Biogen Idec, Purchaser, or any of their affiliates to acquire beneficial ownership of more than 5% of the outstanding Shares, nor shall any group have been formed which seeks to or beneficially owns more than 5% of the outstanding Shares, nor shall there have been granted any right, option or warrant to acquire beneficial ownership of more than 5% of the outstanding Shares;

  •
  subject to certain exceptions detailed in the Schedule TO, any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is not and may not be materially adverse to the value of the Shares in the hands of Purchaser or any material contractual right, intellectual property or supply agreement of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected, and no material contract right, intellectual property or supply agreement shall be adversely affected, and no material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date as a result of the Offer or the Proposed Merger; and

  •
  certain other conditions contained in the Schedule TO.

        According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Purchaser is 14 Cambridge Center, Cambridge, Massachusetts 02142, (617) 679-2000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as disclosed in this Statement or in the excerpts from the Company's 2009 Definitive Proxy Statement, dated April 16, 2009 (the "2009 Proxy Statement") filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser, Biogen Idec or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2009 Proxy Statement under the headings: "Security Ownership of Certain Beneficial Owners and Management"; "Executive Officer Compensation"; "Summary Compensation Table"; "Grant of Plan-Based Awards during 2008"; "Employment Arrangements", "Outstanding Equity Awards at December 31, 2008"; "Potential Payments Upon Termination or Change in Control" and "Compensation of Directors." Effective as of September 5, 2009, Hoyoung Huh, M.D, Ph.D. became a member of the Board and was appointed to the audit and compensation committees of the Board, and receives cash and equity compensation for such service commensurate with the Company's other non-employee directors as described in the 2009 Proxy Statement.

        Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Biogen Idec

Biogen Idec Collaboration Agreement

        Overview.    In September 2005, a predecessor entity to the Company, PDL BioPharma, Inc. ("PDL"), entered into a collaboration agreement with Biogen Idec providing for the joint development, manufacture and commercialization of daclizumab in multiple sclerosis (MS) and indications other than transplant and respiratory diseases, and for shared development and commercialization of volociximab (M200) in all indications (the "Biogen Idec Collaboration Agreement"). A copy of the Biogen Idec Collaboration Agreement is filed as Exhibit (e)(2) to this Statement (and incorporated by reference into this Item 3). The Biogen Idec Collaboration Agreement was assigned by PDL to the Company in December 2008. The Biogen Idec Collaboration Agreement provides for the parties to share equally the costs of all development activities for each collaboration product and, if any of the collaboration products are commercialized, all operating profits within the U.S., Canada and Europe. Each party will have co-promotion rights in the U.S., Canada and Europe, based upon sales capabilities of each party at the time. Outside the U.S., Canada and Europe, Biogen Idec will fund all incremental development and commercialization costs and pay a royalty to the Company, which would be based on percentages of net sales of collaboration products ranging from the low-teens to approximately the high-teens.

        The Company is eligible to receive development, regulatory and sales-based milestones based on the further successful development of these antibodies. If the products under the Biogen Idec Collaboration Agreement are successfully developed in multiple indications and all milestones are achieved, the Biogen Idec Collaboration Agreement provides for development, regulatory and sales- based milestone payments totaling up to $660 million. Of this amount, the Biogen Idec Collaboration Agreement provides for $260 million in development and regulatory milestone payments related to IL-2R products (including daclizumab) and $300 million in development and regulatory milestone payments and $100 million in sales-based milestone payments related to a5b1 integrin products (including volociximab). The Company has previously received $10 million of these milestone payments under the Biogen Idec Collaboration Agreement.

        Recent Developments.    With respect to daclizumab, on July 31, 2009, the safety monitoring committee for the SELECT phase 2 study conducted a futility analysis and recommended the continuation of the SELECT phase 2 study with both daclizumab dose arms (150mg and 300mg). On August 3, 2009, the Company publicly announced the Company's and Biogen Idec's joint decision to continue planning for the phase 3 trial of daclizumab in multiple sclerosis and plan to request a Special Protocol Assessment with the FDA prior to the initiation of this phase 3 study. Pursuant to the terms of the Biogen Idec Collaboration Agreement, the Company will receive a $30 million milestone payment from Biogen Idec upon enrollment of the first patient in the phase 3 trial. See "Background of the Offer" below for a more detailed discussion of these matters.

        Provisions Relating to Termination or a Company Change of Control.    The Biogen Idec Collaboration Agreement does not contain a change of control provision, meaning that in the event the Company were to be acquired by a third party, the Biogen Idec Collaboration Agreement would continue and not be affected by the acquisition. At certain pre-determined points in the development plans, Biogen Idec and the Company each have the right to terminate on an indication-by-indication basis with respect to any products being jointly developed, except that the Company may not elect to terminate the development of daclizumab. Unless earlier terminated, the term of the Biogen Idec Collaboration Agreement will continue until the date on which neither party has any additional payment obligations to the other.

Beneficial Ownership of Shares

        According to the Schedule TO, as of September 21, 2009, Biogen Idec was the beneficial owner of 100 Shares, which were acquired by Biogen Idec on September 3, 2009 at a price per Share of $8.86 in an ordinary brokerage transaction. The 100 Shares owned beneficially by Biogen Idec represent less than 1% of the outstanding Shares.

Cash Consideration Payable Pursuant to the Offer and the Merger

        If the Company's directors and executive officers, each of whom is identified on Annex B hereto, were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers were to tender all of the 13,644 Shares owned by them (which number of Shares excludes restricted Shares and options to purchase Shares, which are addressed in the succeeding paragraph below and under the section entitled "Potential Payments upon Termination or Change in Control") for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $14.50 per Share, the directors and executive officers would receive an aggregate of $197,838 in cash. As discussed below under "Item 4.—The Solicitation or Recommendation", to the knowledge of the Company, none of the Company's directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.

        As of September 28, 2009, the directors and executive officers of the Company held options to purchase 899,180 Shares, 114,871 of which were vested and exercisable as of that date, with exercise prices ranging from $6.17 to $15.38 and an aggregate weighted average exercise price of $7.73 per Share. Immediately upon a change of control of the Company such as would occur if the Offer is consummated, 61,392 unvested options to purchase Shares and 53,333 unvested Shares underlying restricted stock awards held by directors would fully vest. See below under the section entitled "Potential Payments upon Termination or Change in Control" for information about awards held by executive officers. If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $14.50 and the exercise price of the options and the same cash consideration for each Share underlying a restricted stock award as the other stockholders of the Company would receive per Share.

Potential Payments upon Termination or Change in Control

        The Company's executive officers participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a "change in control" of the Company, such as would occur upon the consummation of the Offer (in certain instances, benefits are provided only in the event of termination without "cause" or for "good reason" following a change in control).

Payments upon a Change in Control

        All presently unvested options to purchase Shares and restricted Shares held by executive officers of the Company were issued pursuant to the Company's 2008 Equity Incentive Plan (the "2008 Plan"), which provides that the Compensation Committee of the Board (the "Compensation Committee"), as administrator, in its discretion may provide for the acceleration of vesting of such awards, including in the event of a change in control. Upon a change in control of the Company, such as would occur if the Offer is consummated, assuming that the Compensation Committee provides for such acceleration of vesting under the 2008 Plan (it being understood that the Compensation Committee is under no obligation to do so), unvested options to purchase Shares and restricted Shares held by such executive officers would fully vest.

        The following table describes for each executive officer (assuming that such executive officer continues employment in the same or similar capacity), the potential payments due upon a change in control of the Company as of September 28, 2009 assuming that the Compensation Committee determines, pursuant to its authority as administrator of the 2008 Plan, to accelerate the vesting of all outstanding options to purchase Shares and all restricted Shares upon such a change in control (it being understood that the Compensation Committee is under no obligation to do so):

Name	Acceleration of Vesting Restricted Stock Awards ($)(1)	Acceleration of Vesting of Options ($)(2)	Total
Faheem Hasnain	$1,851,172	$2,868,783	$4,719,955
Andrew Guggenhime	$590,382	$648,144	$1,238,526
Maninder Hora	$251,619	$293,421	$545,039
Ted Llana	$655,777	$652,043	$1,307,820
Mark Rolfe	$309,329	$232,960	$542,289
Francis Sarena	$302,746	$314,806	$617,551

    (1)
    Assumes a purchase price of $14.50 per Share, and 100% acceleration of all unvested restricted stock awards.

    (2)
    Represents the net proceeds for 100% of unvested options, assuming options are exercised and Shares sold at $14.50 per Share.

  Severance Plan

        The Company's Retention and Severance Plan (the "Severance Plan") provides for the acceleration of vesting of equity awards in connection with a "change of control". Each of the Company's executive officers has entered into an agreement with the Company to participate in the Severance Plan and all outstanding equity awards held by the executive officers are subject to the terms of the Severance Plan. If the Offer is consummated, a change of control under the terms of the Severance Plan will have occurred.

        Where the surviving or acquiring entity in a change of control does not assume or otherwise issue substitutes for any service-based equity awards, then, immediately prior to the change in control, the unvested portion of all time-vesting equity awards would become fully vested. All of the equity awards currently held by the Company's executive officers are time-vesting equity awards. In the event of a change of control transaction in which none of the outstanding restricted stock awards and options held by the Company's executive officers were assumed or otherwise continued or substituted for, then the Company's executive officers would be entitled to the same acceleration and potential payments as shown in the table above with respect to discretionary acceleration by the Compensation Committee.

Payments upon Certain Termination Events in Connection with a Change in Control

        The Severance Plan also provides for payment of severance and health and life insurance continuation benefits, as well as the acceleration of any unvested equity awards in connection with involuntary termination of employment following a change in control. As used in the Severance Plan, "involuntary termination" means termination of employment by the Company other than for cause (or the participant's death or permanent disability), including failure to renew an employment agreement, or the participant's resignation for good reason (each, a "triggering termination"). The severance benefits provided and equity award vesting acceleration that may occur in connection with a triggering termination are conditioned on the executive officer's execution of a general release of all claims against the Company.

        If an executive officer's employment is involuntarily terminated in connection with or within 18 months after a change in control, then such officer is entitled to certain payments based on such officer's "monthly base salary rate" and "monthly incentive bonus rate" (in each case, as defined below), together with certain additional benefits, as follows:

  •
  a lump sum payment equal to the officer's monthly base salary rate plus monthly incentive bonus rate (calculated based on the greater of the targeted annual bonus and the prior year's actual bonus) for a specified number of months: (i) 24 months for the chief executive officer, (ii) 18 months for a senior vice president, (iii) 12 months for a vice president and (iv) 9 months for a key employee;

  •
  health and life insurance benefits following termination of employment for (i) 24 months for the chief executive officer, (ii) 18 months for a senior vice president, (iii) 12 months for a vice president and (iv) 9 months for a key employee;

  •
  full vesting and acceleration of all the officer's stock options and other equity awards, with the right to exercise stock options for a period of one year following their termination of employment; and

  •
  paid outplacement services for six months.

        For purposes of the Severance Plan, the term "monthly base salary rate" means an amount equal to the officer's monthly base salary immediately prior to the triggering termination (without giving effect to any reduction constituting "good reason" for resignation) or, if greater, the officer's monthly base salary immediately prior to the change in control. The term "monthly incentive bonus rate" means a quotient determined by dividing by 12 whichever of the following amounts is the greatest: (1) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the change in control, (2) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the triggering termination, or (3) the aggregate of all annual incentive bonuses that would be earned by the officer at the targeted annual rate assuming attainment of 100% of all applicable performance goals in the year in which the triggering termination occurs. For this purpose, annual incentive bonuses do not include signing bonuses, retention bonuses or other nonrecurring cash awards that are not part of an annual incentive bonus program.

        In addition, the participation agreement of Faheem Hasnain under the Severance Plan provides for a tax "gross-up" payment in the event that an excise tax payment becomes payable by Mr. Hasnain under Sections 280G and 4999 of the Internal Revenue Code (the "Code") in connection with a change in control transaction. The effect of the tax "gross-up" payment would be that the net amount retained by Mr. Hasnain from all payments and benefits after deduction of all applicable taxes (including excise taxes, penalties and interest), would equal the net amount he would have retained in the absence of such excise taxes. However, Mr. Hasnain is not entitled to a tax gross-up payment in the event that the payments that would otherwise be subject to the excise tax do not exceed the greatest amount of payments that could be paid without giving rise to the excise tax by an amount equal to the lesser of $100,000 or 5% of the payments. With respect to the other executive officers, the Severance Plan provides that payments and benefits will be cut back to the degree necessary to provide the officer with the greatest after-tax benefit in the event any portion of the payments becomes subject to excise taxes under Section 280G and 4999 of the Code. The officers may also elect to reduce the amount of vesting acceleration of their equity awards to avoid triggering these excise taxes.

        As used in the Severance Plan, "cause" means the occurrence of any of the following:

  •
  theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit or falsification of any of the Company's documents or records;

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  material failure to abide by the Company's code of conduct or other written policies;

  •
  material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company;

  •
  intentional act which has a material detrimental effect on the Company's reputation or business;

  •
  repeated failure or inability to perform any reasonable assigned duties after written notice of, and a reasonable opportunity to cure, such failure or inability;

  •
  material breach of any employment or other similar agreement with the Company not cured within 20 days after notice; or

  •
  conviction of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude.

        As used in the Severance Plan, "good reason" means the occurrence of any of the following conditions without informed written consent:

  •
  a material diminution in the officer's authority, duties or responsibilities;

  •
  a material diminution in the authority, duties or responsibilities of the officer's supervisor;

  •
  a material reduction in the officer's base salary rate or annual incentive bonus target rate, unless comparable reductions are concurrently made for all other officers and key employees of the Company;

  •
  a change in work location that increases the regular one-way commute distance by more than 30 miles; or

  •
  any action or inaction by the Company that constitutes a material breach of the Severance Plan or an employment agreement.

  Retention Bonuses

        In addition to the severance benefits provided under the Severance Plan, the Company entered into a retention bonus letter agreement with Andrew Guggenhime in November 2008. If the Offer is consummated, a change of control under this retention bonus letter agreement will have occurred and Mr. Guggenhime will be entitled to a cash retention bonus in the amount of $88,000 should his employment be terminated without cause in connection with or following a change in control transaction. Receipt of the retention bonus is conditioned on execution of a release agreement within 60 days of the date of his employment termination.

        The following table summarizes the potential payments upon an involuntary termination of the Company's executive officers in connection with a change of control, assuming termination as of December 31, 2009:

Name	Cash Severance Payments ($)(1)	Continuation of Health and Life Insurance Benefits	Outplacement Services ($)	Equity Acceleration ($)	Tax Gross-Up Payments ($)	Acceleration of Retention Bonuses ($)	Total ($)
Faheem Hasnain	$1,925,000	$49,252	$10,000	$3,604,979	$1,220,375	$—	$6,809,606
Andrew Guggenhime	$746,728	$37,032	$10,000	$1,192,193	$—	$88,000	$2,073,953
Maninder Hora	$382,395	$24,750	$10,000	$523,829	$—	$—	$940,974
Ted Llana	$618,750	$37,032	$10,000	$1,300,231	$—	$—	$1,966,013
Mark Rolfe	$660,000	$37,032	$10,000	$542,289	$—	$—	$1,249,321
Francis Sarena	$348,431	$24,750	$10,000	$594,976	$—	$—	$978,158

(1)
Severance payments determined in accordance with each officer's monthly base salary rate and monthly incentive bonus rate.

        Some of the foregoing payments and/or benefits may be delayed or limited as necessary to comply with or be exempt from Code Sections 280G and 409A and the regulations thereunder.

Exculpation and Indemnification of Company Directors and Officers

        Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company's amended and restated certificate of incorporation (the "Certificate") includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

        Additionally, as permitted by Section 145 of the DGCL, the Company's bylaws (the "Bylaws") provide that (i) the Company shall indemnify its directors and officers and may indemnify its employees and agents in each case to the fullest extent permitted by Delaware law, (ii) the Company shall advance expenses to such directors and officers, and may advance expenses to such employees and agents, in connection with defending a proceeding, (iii) the rights conferred in the Bylaws are not exclusive of any other rights under any agreement or otherwise and (iv) the Company may maintain director and officer liability insurance.

        The Company has entered into indemnification agreements with its directors and the Company's executive officers to, among other things, provide them with the maximum indemnification allowed under applicable law, including, to the extent permitted by applicable law, indemnification for judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company. The Company has also purchased directors' and officers' liability insurance insuring the Company's directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of the Company.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        After consideration, including review of the terms and conditions of the Offer in consultation with the Company's financial and legal advisors, the full Board, by unanimous vote at a meeting on September 30, 2009, determined that the Offer is inadequate to the Company's stockholders and that the Offer is not in the best interests of the Company's stockholders.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company's stockholders reject the Offer and NOT tender their Shares to Purchaser pursuant to the Offer.

        If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company's information agent, MacKenzie Partners, Inc., at the address and phone number below.

MacKenzie Partners, Inc.
105 Madison Ave.
New York, NY 10016
Tel: (800) 322-8225 (Toll-Free) or
(212) 929-5500 (Collect)
Email: facet@mackenziepartners.com

        In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company's management, as well as the Company's financial and legal advisors, and took into account a number of reasons, described under "Reasons for the Board's Recommendation" below.

        Copies of the press release, letter to the Company's stockholders and letter to the Company's employees relating to the recommendation of the Board to reject the Offer are filed as Exhibit (a)(1), Exhibit (a)(2) and Exhibit (a)(3) hereto respectively and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

  Background of the Offer

        At the beginning of 2008, PDL was engaged in three businesses, one of which was its biotechnology operations. In April 2008, following the divestiture of its commercial operations through two asset sale transactions, PDL announced its intent to separate its antibody humanization royalty assets from its biotechnology operations by spinning off its biotechnology operations to its stockholders. In July 2008, in preparation for the spin-off, PDL organized the Company as a wholly owned subsidiary of PDL. In December 2008, PDL contributed its biotechnology operations (including the Biogen Idec Collaboration Agreement) and $405 million in cash to the Company and distributed all of the Company's outstanding shares to PDL's stockholders of record. On December 18, 2008, the Company became an independent, publicly traded company.

        In October 2008, the Company began a strategic review process to refine its strategic focus and significantly reduce its operating costs. In January 2009, following the completion of this strategic review process, the Company effected a restructuring and reduction in force and announced that, as a result, the Company expected to fund its business operations for approximately four years and advance and enhance its drug development pipeline to demonstrate meaningful value over this period.

        In March 2009, the Board evaluated with the Company's senior management the performance of the Company's common stock since the spin-off, the factors impacting the performance of the Company's common stock during this period and the governance structures the Company had in place and could consider adopting to protect against the risks posed by an unsolicited takeover attempt made on unfair terms or at inadequate prices. The Board discussed the potential vulnerability of the Company to an unsolicited takeover attempt in light of the price at which the Company's common stock had been trading and the Board's belief that the stock price did not reflect the value of the Company. The Board also discussed the possible adoption of a stockholder rights plan. The Board determined to further consider the adoption of a rights plan at a later date.

        As described above under "Arrangements between the Company and Biogen Idec—Biogen Idec Collaboration Agreement", the Company and Biogen Idec are parties to the Biogen Idec Collaboration Agreement which provides, among other things, for the joint development and commercialization of daclizumab in multiple sclerosis and indications other than transplant and respiratory diseases and volociximab in all indications. In March 2009, the Company and Biogen Idec announced their decision to amend the daclizumab SELECT trial in response to the agreement of the FDA and European regulatory agencies to consider an expanded SELECT study as a registration-enabling trial, thus requiring only one additional registration-enabling study to be conducted instead of two. Prior to this agreement, the companies had expected to conduct two registration-enabling studies in addition to SELECT. This change resulted in a significant decrease in the amount of the pre-registration costs anticipated by the Company and a potentially faster development path.

        On July 31, 2009, a futility analysis was performed with respect to the SELECT trial to ensure safety of the subjects and to evaluate whether the trial should continue. As described in an unblinding plan submitted to the FDA, an independent statistician analyzed clinical data from approximately 150 trial subjects that had completed at least six months of treatment. An independent safety monitoring committee reviewed the interim data and recommended to Biogen Idec and the Company the continuation of the SELECT study with both daclizumab dose arms (150mg and 300mg). In addition, to determine whether the collaboration should trigger the DECIDE phase 3 trial and to inform the design of this phase 3 trial, certain prearranged employees of each of the Company and Biogen Idec (which employees are no longer directly involved in the management of the SELECT study) reviewed summary data tables prepared by the independent statistician from the interim analysis. Based on this review and data from prior studies, these prearranged personnel recommended on behalf of the Company and Biogen Idec that the collaboration should initiate the DECIDE phase 3 study, which is the second and final required registration-enabling study. On August 3, 2009, the Company announced Biogen Idec's and the Company's joint decision to initiate this phase 3 study and plan to request a Special Protocol Assessment with the FDA prior to the initiation of the study. SELECT remains an ongoing blinded study.

        On August 4, 2009, at a meeting of the Audit Committee of the Board at which four of the five Board members and certain members of senior management of the Company were present, the members of the Board discussed the price at which the Company's common stock had been trading, the Board's belief that the stock price continued to undervalue the Company and whether the increased prospects for the Company's daclizumab program would be fully appreciated by the financial community. The Board discussed the possibility that the financial community was likely to better appreciate the value of the daclizumab program following initiation of the phase 3 trial and that by the time such trial commenced other events were expected to occur that could reasonably be expected to increase stockholders' valuation of the Company. The Board also discussed the potential vulnerability of the Company to an unsolicited takeover attempt on unfair terms or at an inadequate price in light of these factors. The Board continued to discuss the possible adoption of a stockholder rights plan. The Board also considered whether Biogen Idec, with its understanding of the value of the daclizumab program and certain of the Company's other assets, might seek to acquire the Company, either on a negotiated or unsolicited non-negotiated basis, prior to the initiation of the phase 3 trial.

        On August 17, 2009, two weeks after the announcement by the Company of Biogen Idec's and the Company's joint decision to initiate the daclizumab phase 3 study, James Mullen, the President and Chief Executive Officer of Biogen Idec, called and spoke with Faheem Hasnain, the President and Chief Executive Officer of the Company. Mr. Mullen expressed concerns regarding the possibility that the Company could enter into a strategic transaction or be acquired by another third party and the potential impact of such an event on Biogen Idec, particularly in light of some challenges Biogen Idec previously had with another collaboration partner. During the conversation, Mr. Mullen stated that Biogen Idec wanted to purchase the Company's rights to daclizumab. Mr. Hasnain responded that a sale of those rights likely would not make strategic sense for the Company at that point in time, given the significant value the Company attributed to the daclizumab program. Mr. Hasnain reviewed with Mr. Mullen various positive developments that had occurred with respect to the Company and various matters that the Company expected to have a favorable effect on the Company's prospects. Mr. Mullen then indicated that if the Company were not interested in selling its daclizumab rights, Biogen Idec would be interested in an acquisition of all of the Company. Mr. Mullen stated that he would speak to Biogen Idec's board of directors and contact Mr. Hasnain in a few days with a more specific indication of interest.

        On August 20, 2009, Mr. Mullen called Mr. Hasnain, and informed him that the Biogen Idec board of directors had approved an offer to acquire all of the outstanding shares of the Company at a price of $15.00 per share in cash. Mr. Mullen stated the offer would be confirmed in writing to the Company the following day and that the Company should consider the offering price of $15.00 per share as a starting point for negotiations. Mr. Mullen also said that Biogen Idec had engaged Leerink Swann LLC ("Leerink") as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel with respect to this proposed transaction.

        On August 21, 2009, the Company contacted Centerview Partners LLC ("Centerview") and requested that Centerview assist the Company in evaluating and responding to Biogen Idec's proposal.

        On August 21, 2009, Biogen Idec sent a letter containing an offer (the "Initial Proposal") to the Company. The text of the letter is as follows:

        August 21, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

        Dear Faheem:

        This confirms that Biogen Idec Inc. is proposing to acquire all of the outstanding shares of Facet Biotech Corporation for $15.00 per share in cash. Our all-cash offer represents a premium of approximately 53% over the closing price of Facet Biotech's common stock on August 17, the day we initially discussed our interest in a transaction; a premium of approximately 61% over the one-month average closing price; and a premium of 78% over the average closing price since January 1, 2009.

        As communicated in yesterday's phone call, Biogen Idec believes this transaction makes compelling business sense for both of our companies and is in the best interests of our respective shareholders. The price Biogen Idec is offering represents an extremely attractive opportunity for Facet Biotech's shareholders to realize today the future value of your company. In addition, we believe this transaction will enable the important multiple sclerosis and solid tumor clinical programs which we have been working on in collaboration for nearly four years to have the best chance of reaching the market and improving patients' lives.

        Biogen Idec has engaged Leerink Swann LLC as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel to assist us in completing this transaction. Our offer would not be subject to approval by the shareholders of Biogen Idec and is not subject to any financing contingency. We do not foresee any regulatory or other impediment to closing. Any definitive transaction documentation will be subject to the approval of our Board of Directors and would contain conditions completely customary for a transaction of this nature. We and our advisors are prepared to meet with you and your advisors to answer any questions you may have about our offer and to commit all necessary resources to complete a transaction expeditiously.

        Our offer assumes, and it is very important to Biogen Idec, that Facet Biotech does not undertake any material commercial or strategic transactions between now and the consummation of this transaction.

        We would appreciate hearing from you as soon as possible and in any event by 05:00 pm EDT on August 28, 2009. Our strong desire is to conclude a negotiated transaction with you and the Facet Biotech Board of Directors.

        As is customary, this letter does not constitute a binding commitment. I look forward to hearing from you as soon as possible. If you do not reach me, feel free to call Michael Lytton.

        Sincerely,

/s/ James C. Mullen
Carol Caouette p.p. James C. Mullen
President and Chief Executive Officer

cc: Brad Goodwin
cc: Gary Lyons
cc: David Parkinson, M.D.
cc: Kurt von Emster

        On August 21, 2009, following receipt of Biogen Idec's letter, Mr. Hasnain called each of the Board members who were reachable at that time to update them on the Company's receipt of Biogen Idec's written offer.

        On August 21, August 22 and August 23, 2009, members of the Company's management engaged in discussions with Centerview concerning the Initial Proposal. The Company's management also consulted with representatives of the legal advisors DLA Piper LLP (US) ("DLA Piper") and Simpson Thacher & Bartlett LLP ("Simpson Thacher") with respect to the Initial Proposal.

        On August 24, 2009, the Board met to discuss, among other things, the Initial Proposal, the possible adoption of a stockholder rights plan and a proposed collaboration agreement with Trubion. Certain members of the Company's management and representatives of Centerview and DLA Piper attended the meeting. At that meeting, representatives of DLA Piper reviewed the fiduciary duties of the Board when reviewing and responding to the Initial Proposal. Following an overview given by Mr. Hasnain to the Board of the recent discussions between Mr. Hasnain and Mr. Mullen and the details of Mr. Mullen's letter, the Board, together with the Company's management and financial advisors, considered the Company's business, financial condition and future prospects (including the daclizumab program), the terms of the Initial Proposal, the nature and timing of the Initial Proposal, the Company's strategic plan and other business opportunities. After discussion, the Board unanimously determined that Biogen Idec's Initial Proposal to acquire the Company for $15.00 per Share was inadequate and not in the best interests of the Company's stockholders. The Board reviewed a draft of a letter to Biogen Idec that was delivered on August 25, 2009, and the Board's reasons for rejecting the Initial Proposal included those reflected in the letter. The Board, together with the Company's management, discussed the terms of the proposed Trubion collaboration agreement. The Board noted that discussions with Trubion had commenced in February 2009. The Board and the Company's management all agreed that the proposed collaboration with Trubion was in the best interest of the Company and its stockholders, was consistent with the Company's publicly stated strategy to expand its oncology product pipeline and that the collaboration agreement should be a positive synergistic opportunity for Biogen Idec which was unlikely to adversely affect Biogen Idec's interest in the Company. At this meeting, the Board also discussed with its legal advisors the possibility of adopting a stockholder rights plan in light of the Initial Proposal. Representatives of DLA Piper presented a form of such a rights plan to the Board and reviewed the potential terms. The Board unanimously agreed that the Company's management and legal and financial advisors should prepare a rights plan on the terms discussed that would be ready for further consideration at the request of the Board. The Board also discussed and approved retaining Simpson Thacher as a legal advisor to the Company in addition to DLA Piper in connection with the evaluation of Biogen Idec's proposal.

        Mr. Hasnain attempted to contact Mr. Mullen by phone on August 25, 2009 to discuss Biogen Idec's offer and the Board's response, and to tell him that the Company expected to enter into the Trubion collaboration. Mr. Mullen's office indicated that he would not be available to speak with Mr. Hasnain until August 28, 2009. Following Mr. Hasnain's attempt to reach Mr. Mullen, on

August 25, 2009 the Company delivered a letter to Biogen Idec responding to the Initial Proposal. The text of the Company's letter follows:

        August 25, 2009

Mr. James C. Mullen
Biogen Idec, Inc.
14 Cambridge Center
Cambridge, MA 02142

        Dear Jim:

        We are in receipt of your letter dated August 21, 2009. The Facet Biotech board of directors, with the assistance of its financial and legal advisors, has carefully considered your expression of interest to acquire our Company and has determined that is not in our stockholders' best interest to pursue such a transaction on the terms you have offered. Our board and management remain firmly committed to increasing the value of the Company to our stockholders. We believe our development programs, our collaborations and our technology capabilities continue to represent substantial potential value for our stockholders.

        As you well know, net of cash, your offer places negligible value on, among other things: daclizumab, on which our companies have been partnered for four years, and which we recently decided jointly with you to advance into phase 3; our pipeline, which includes multiple products in clinical trials; our protein engineering technologies; and our scientific capabilities.

        Like any responsible board, we are receptive to opportunities to further enhance stockholder value.

        Sincerely,

/s/ Faheem Hasnain
Teri Case
p.p. Faheem Hasnain
President and Chief Executive Officer

cc: Michael Lytton
cc: Richard Brudnick

        On August 28, 2009, the Company publicly announced its collaboration with Trubion. Later on the same day, Mr. Hasnain spoke with Mr. Mullen. Mr. Mullen asked whether the Company's intention was to reject a deal with Biogen Idec at any price, or instead to reject a deal at the specific price proposed. Mr. Hasnain responded that the rejection was of the price proposed. Mr. Mullen asked Mr. Hasnain to propose a price at which the Board would be prepared to sell the Company to Biogen Idec. Mr. Hasnain responded that he was not in a position to do so and that Mr. Mullen needed to make a bona fide proposal that reflected the fair value of the Company. Mr. Hasnain reviewed for Mr. Mullen at a high level the key assets of the Company and the Company's expectations regarding its ability to mitigate its property lease obligations. Mr. Hasnain noted the Company's announcement of the collaboration with Trubion, the value of the TRU-016 program to the Company and the potential synergies with Biogen Idec's B-cell related assets, including Rituxan®. Mr. Mullen did not express any reservations to Mr. Hasnain at that time regarding the Trubion collaboration. Mr. Mullen expressed Biogen Idec's desire to commence due diligence. Mr. Hasnain responded that Biogen Idec first needed to make a proposal that better reflected the value of the Company and that the $15 per Share offer was substantially less than what the Company would view as a reasonable and serious initial offer. Mr. Mullen stated that he would get back to Mr. Hasnain.

        On September 1, 2009, a meeting was held of the Board which members of senior management of the Company and representatives of Centerview and Simpson Thacher attended. The Board discussed the Initial Proposal and the conversations that had taken place on August 28, 2009 between Messrs. Hasnain and Mullen. Representatives of Centerview presented a preliminary financial analysis and the Board, management and Centerview discussed the business, operations, financial results and prospects of the Company. Also, at this meeting, the Board formally retained Centerview as its financial advisor in connection with Biogen Idec's proposal and the Company entered into an engagement letter with Centerview. Representatives from Simpson Thacher and Centerview also engaged in a discussion with the Board regarding the possible adoption of a stockholder rights plan.

        On September 3, 2009, Alex Denner, a member of Biogen Idec's board of directors, contacted Mr. Hasnain. In their conversation, Mr. Denner repeatedly asked at what price Mr. Hasnain would accept Biogen Idec's offer to acquire the Company. Mr. Hasnain stated that he was not in a position to name such a price and that any revised offer by Biogen Idec would be considered by the Board.

        On September 4, 2009, Biogen Idec delivered a letter to the Board (the "Second Proposal"), which it also made publicly available through a press release. The Second Proposal lowered the offered price at which Biogen Idec would acquire the Company to $14.50 per Share, despite the fact that the Board had previously rejected the Initial Proposal of $15.00 per Share. The full text of the September 4, 2009 letter to the Board follows:

        September 4, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

        Dear Faheem:

        We are deeply disappointed Facet chose to announce a collaboration with Trubion on the day you and I were scheduled to discuss Biogen Idec's all-cash proposal to acquire Facet, which you rejected on August 25.

        Moreover, the timing of the Trubion collaboration follows a sequence of events that suggest you have no interest in having a bona fide discussion with us about a combination of our two companies. As we have stated, we believe such a combination makes compelling business sense for both of our companies and is in the best interests of our respective shareholders.

  •
  On August 17, you and I spoke and I proposed various alternatives to working together including combining our two companies. On that call, we agreed to speak again later that week.

  •
  On August 20, you and I spoke and I conveyed Biogen Idec's interest in acquiring Facet for $15 per share in cash.

  •
  On August 21, I sent a letter to you and Facet's Board of Directors stating Biogen Idec's proposal to purchase Facet for $15 per share in cash. Our letter included the statement that "our offer assumes, and it is very important to Biogen Idec, that Facet does not undertake any material commercial or strategic transactions between now and the consummation of this transaction," which reiterated what I communicated to you on our August 17 phone call. The Trubion collaboration is an example of such a transaction.

  •
  On August 25, you sent us a response rejecting our proposal and suggested we speak on August 28. Notwithstanding that agreement to speak, Facet announced the collaboration with Trubion prior to our call.

        Accordingly, we have decided to disclose publicly our interest in pursuing a business combination with Facet. We believe your collaboration with Trubion reduces Facet's value, as apparently do Facet's investors, as evidenced by the 22% reduction in Facet's stock price since announcing the Trubion collaboration. As a result, we are lowering the price we are offering to acquire Facet.

        We are proposing to acquire Facet for $14.50 per share in cash, which represents a premium of approximately 64% over the closing price of Facet's common stock on September 3, 2009.

        The price Biogen Idec is proposing represents an extremely attractive opportunity for Facet's shareholders to realize today the future value of your company. In addition, we believe this transaction will enable the important multiple sclerosis and solid tumor clinical programs that we have been working on in collaboration for nearly four years to have the best chance of reaching the market and improving patients' lives.

        Biogen Idec has engaged Leerink Swann LLC as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel to assist us in completing this transaction. Our offer would not be subject to approval by the shareholders of Biogen Idec and is not subject to any financing contingency. We do not foresee any regulatory or other impediment to closing. Any definitive transaction documentation will be subject to the approval of our Board of Directors and would contain conditions completely customary for a transaction of this nature.

        We and our advisors are prepared to meet with you and your advisors to answer any questions you may have about our offer. We would like to complete a transaction expeditiously and we are prepared to commit all necessary resources to achieve this goal.

        If you are interested in negotiating a transaction, please call me as soon as possible.

        Sincerely,

/s/ James C. Mullen
President and Chief Executive Officer

        On September 4, 2009, the Board met with the Company's management and financial and legal advisors to discuss the Second Proposal. As part of this discussion, representatives from Simpson Thacher and Centerview had a further discussion with the Board regarding the possible adoption of a stockholder rights plan. The Board noted that the Second Proposal was at a price less than the Initial Proposal, which the Board had previously rejected as inadequate and not in the best interest of the Company's stockholders. After discussions, the Board requested that the Company's management and advisors continue their review of the Second Proposal and preparation of a written response to the Second Proposal. The closing stock price for the Shares on September 4, 2009 was $15.38.

        On September 7, 2009, a meeting was held of the Board, which members of the Company's management and representatives of Centerview, Simpson Thacher and DLA Piper attended. At that meeting, a representative of Simpson Thacher reviewed the fiduciary duties of the Board in connection with their consideration of the Second Proposal and possible adoption of a stockholder rights plan. Also at this meeting, Centerview reviewed the financial presentation it had made to the Board on September 1, 2009. In addition, Centerview responded to questions from the Board regarding its views of the Second Proposal. The Board then reviewed the Company's business, financial condition and prospects (including the daclizumab program), the terms of the Second Proposal, the nature and timing of the Second Proposal, the Company's strategic plan and other business opportunities. After discussion, the Board unanimously determined that the $14.50 per Share offer undervalued the Company's long-term prospects and was inadequate and not in the best interest of the Company's stockholders. The Board also reviewed a draft of a letter to Biogen Idec that was delivered to Biogen Idec on September 8, 2009, and the Board's reasons for rejecting the Second Proposal included those reflected in the letter. Next, the Board discussed further with its legal advisors the possibility of adopting a stockholder rights plan. Representatives of DLA Piper presented a stockholder rights plan to the Board and discussed the terms and conditions with the Board. Representatives of Centerview reviewed with the Board an exercise price analysis in connection with the stockholder rights plan. The Board, together with its advisors, discussed that the rights plan was designed to ensure that the Board has adequate time to consider the best approach to protect the interests of the Company's stockholders and maximize stockholder value. The Board further discussed, together with its advisors, that the rights plan was not intended to, and would not, prevent a takeover of the Company on terms that the Board determined were favorable and fair to all stockholders. Following the discussion, the Board unanimously adopted a limited duration stockholder rights plan.

        On September 8, 2009, the Company responded to Biogen Idec's Second Proposal by letter (which was also included in a Company press release issued the same day). The text of that letter follows:

        September 8, 2009

Mr. James C. Mullen
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

        Dear Jim:

        We are in receipt of your letter dated September 4, 2009.

        Facet Biotech's board of directors, with assistance from its financial and legal advisors, has reviewed your revised proposal to acquire our company for $14.50 per share. After careful consideration, we have determined that it is not in our stockholders' best interests to pursue a transaction under the terms you have proposed, and we therefore reject your proposal.

        As we stated in our response to your proposal of $15 per share on August 21, we believe your proposal does not reflect Facet Biotech's existing value or our long-term ability to create value for our stockholders. We reject your revised proposal because, among other reasons, we believe that:

  •
  The proposal values Facet Biotech at approximately the value of its cash, marketable securities and restricted cash ($371.1 million as of June 30, 2009, or approximately $15.11 per share based on shares outstanding as of July 31, 2009) and thus places no value on the operating and other assets of the company.

  •
  Daclizumab represents substantial value for the company and our stockholders. This is based on the daclizumab data seen to date over multiple clinical trials, the insights that both Facet Biotech and Biogen Idec have on the development program, as well as the significant market opportunity in multiple sclerosis. This belief is reinforced by the recent decision by Facet Biotech and Biogen Idec to advance the program into a phase 3 trial. Biogen Idec's enthusiasm for the daclizumab program is evident from the sizeable investment being made to fund its part of the collaboration to move into phase 3, including a $30 million milestone payment due to Facet Biotech from Biogen Idec upon the enrollment of the first patient in the trial, which is expected in the first half of 2010.

  •
  The proposal does not reflect the value of Facet Biotech's pipeline of four additional programs in clinical development and one in preclinical development, the company's protein engineering technologies or our scientific capabilities. In addition to the $30 million milestone payment related to daclizumab, Facet Biotech has the potential to earn from Bristol-Myers Squibb Company an additional $30 million in milestone payments by the first half of 2010 related to two of these other programs.

  •
  The proposal does not reflect the value of the strategic fit with Biogen Idec or the substantial synergies that Biogen Idec, or any number of potential acquirers, could attain from an acquisition of Facet Biotech.

        Additionally, despite your suggestions otherwise, we do not believe our collaboration with Trubion is in any way adverse to the valuation of, or your interest in, our company. I believe you are aware that I attempted to contact you on Tuesday, August 25 prior to the signing of the Trubion collaboration but was told by your office that you were not available because of your travel schedule until Friday the 28th. As I discussed with you on the 28th, we had been working on the Trubion transaction for some time, and our announcement did not reflect any attempt to impede a transaction with Biogen Idec. We entered into the Trubion collaboration only after concluding that it was a positive for our stockholders and was likely to be a positive synergistic opportunity for Biogen Idec as well.

        Our board of directors and management team continue to take our fiduciary responsibilities to our stockholders extremely seriously. We remain committed to building value for all our stockholders and remain open to opportunities at any time that will help us achieve that.

        Sincerely,

/s/ Faheem Hasnain
President and Chief Executive Officer
Facet Biotech Corporation

        On September 8, 2009, after the Company responded to the Second Proposal, a representative of Leerink contacted a representative of Centerview, and expressed Biogen Idec's interest in entering into a negotiated transaction with the Company based on the Second Proposal. Later that same day, Biogen Idec issued a press release reiterating the Second Proposal.

        Also on September 8, 2009 Mr. Mullen called Mr. Hasnain. Mr. Hasnain indicated that he disagreed with Biogen Idec's assertion that the Company had no interest in discussing any combination of the two companies, and stated that the Board had rejected the specific offer prices in the Initial Proposal and Second Proposal. Mr. Mullen indicated Biogen Idec's desire to commence due diligence. Mr. Hasnain responded that it would be inappropriate to allow Biogen Idec access to confidential due diligence information of the Company given the inadequacy of Biogen Idec's proposal and that Biogen Idec needed to make a reasonable and serious proposal that better reflected the value of the Company before the Company would grant Biogen Idec access to any confidential due diligence information.

        There was no additional contact between the Company and Biogen Idec with respect to Biogen Idec's proposed acquisition of the Company prior to September 21, 2009, when Biogen Idec commenced the Offer, through Purchaser. The Tender Offer was communicated in the following letter to the Board:

        September 21, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

        Dear Faheem:

        Biogen Idec is today commencing a tender offer to acquire all of the outstanding shares of Facet Biotech Corporation for $14.50 per share in cash. As you know, we have repeatedly expressed our interest in discussing with Facet Biotech's Board of Directors and management team the potential acquisition of Facet Biotech by Biogen Idec in a negotiated transaction, but have been told that Facet Biotech has no interest in discussing a potential transaction on the terms we proposed. In light of the rejection of the proposal by Facet Biotech's Board of Directors on September 8, 2009, we are presenting our $14.50 per share, all-cash offer directly to Facet Biotech's stockholders.

        In commencing this tender offer, we would like to address for the record certain of the assertions you made through the September 8, 2009 letter and press release rejecting our offer, as well as in subsequent communications to the investment community.

        First, Facet Biotech has stated inaccurately that Biogen Idec's $14.50 per share proposal "represents only the cash on [Facet Biotech's] balance sheet and fails to attribute any value to daclizumab, or to the rest of [Facet Biotech's] R&D pipeline and platform." Specifically, Facet Biotech asserts that its cash balance as of June 30, 2009 represents a per share cash value of approximately $15.11. In fact, Facet Biotech's available cash is considerably below our offer price of $14.50 per share when the following factors are accounted for:

  •
  In public statements, Facet Biotech has estimated that it will use approximately $80 million in cash in 2009 and indicated that about $32 million had already been spent through June 30, 2009. This implies that the monthly cash usage is about $8 million for the rest of 2009. Each month that passes is another month in which Facet Biotech's cash balance decreases.

  •
  Facet Biotech also recently spent $30 million in cash as part of its Trubion collaboration, in addition to committing to funding future development costs and milestone payments, which it has since confirmed are not included in its estimated $80 million per year cash expenditure rate. This new collaboration obligation represents a significant cash burden to Facet Biotech.

  •
  Facet Biotech also has significant lease and other obligations. As you recently disclosed, Facet Biotech has total lease obligations on an undiscounted basis of approximately $208 million. Facet Biotech's most recent Quarterly Report discloses additional obligations totaling over $12 million related to manufacturing, post-retirement benefits, and other obligations.

  •
  Facet Biotech has referred to its cash per share using shares outstanding as of July 31, 2009, but this overstates the amount because it does not reflect the shares underlying outstanding options.

When these factors are included in the per share cash analysis, the available cash is significantly below the reported June 30, 2009 balance.

        Second, Facet Biotech claims that Biogen Idec's proposal does not reflect the value of daclizumab, additional programs in its pipeline, its technology platform, related milestone payments, and synergies. However, the fact that Facet Biotech's net cash per share is considerably below our offer price means that Biogen Idec's proposal does ascribe meaningful value for these operating assets. Further, Biogen Idec's $14.50 offer represents a 64% premium over the $8.82 per share closing price of Facet Biotech on September 3, 2009.

        Third, Facet Biotech suggests that "the significance of the [interim futility analysis regarding daclizumab] has not been fully appreciated by the investment community." In fact, Facet Biotech's stock price increased approximately 13% on the day following the announcement regarding the interim futility analysis and 27% from that day to the day prior to the announcement of the Trubion collaboration, evidencing a significant appreciation for the futility analysis findings in the market.

        Fourth, Facet Biotech suggests that it only entered into the Trubion collaboration "after concluding that it was a positive for [Facet's] stockholders and was likely to be a positive synergistic opportunity for Biogen Idec as well." We believe that our view that the Trubion collaboration is value destructive has been corroborated by the fact that Facet Biotech's stock price dropped 22% in the five trading days following the announcement of the Trubion collaboration and prior to Biogen Idec's proposal.

        Finally, Facet Biotech has disclosed that it expects its cash balance to be completely depleted by the end of 2012, despite the fact that the company will have significant remaining obligations and the need to continue funding its clinical programs, including importantly, the clinical programs in which it is partnered with Biogen Idec.

        Biogen Idec's proposal represents an extremely attractive opportunity for Facet Biotech's shareholders to receive today the future value of the company. We continue to urge you to engage in discussions with us so that we may reach a definitive merger agreement.

        Sincerely,

/s/ James C. Mullen
President and Chief Executive Officer

        On September 21, 2009, Biogen Idec filed a Schedule TO with the SEC, commencing the Offer. On September 21, 2009, the Board met and determined to recommend that stockholders take no action at that time with respect to the Offer until the Board had reviewed and issued its recommendation regarding the Offer on this Schedule 14D-9. The closing stock price for the Shares on September 21, 2009 was $16.74.

        On September 30, 2009, a meeting was held of the Board, which members of the Company's management and representatives of Centerview, Simpson Thacher and DLA Piper attended, to discuss what recommendation, if any, the Board should make to the Company's stockholders with respect to the Offer. At that meeting, a representative of Simpson Thacher reviewed the fiduciary duties of the Board in connection with their consideration of the Offer. Representatives of Centerview presented a financial analysis and the Board, management and Centerview discussed the business, operations, financial results and prospects of the Company. Centerview then rendered its oral opinion to the Board, which oral opinion was subsequently confirmed in writing, that, as of September 30, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the Company's stockholders (other than the Purchaser and its affiliates) pursuant to the Offer was inadequate, from a financial point of view, to such holders. After consideration, including taking into account the factors set forth below under "Reasons for the Recommendation of the Board," the Board unanimously determined that the Offer was inadequate and not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously determined to recommend that the Company's stockholders reject the Offer and not tender their Shares in the Offer, and approved the filing of this Statement.

        Reasons for the Recommendation of the Board

        The Offer is on the same economic terms as the Second Proposal submitted by Biogen Idec to the Company on September 4, 2009, and less favorable economic terms than the First Proposal that was made on August 21, 2009. Both the First Proposal and the Second Proposal were determined by the Board of Directors to be inadequate and not in the best interests of the Company's stockholders.

        The Board has reviewed and considered the Offer after consultation with members of management and the Company's financial and legal advisors. After considering its fiduciary duties under applicable law, the Board has unanimously determined that the Offer is inadequate and is not in the best interests of the Company or its stockholders. Accordingly, the Board recommends that the Company's stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

        The Board considered each of the following factors, among others, when reaching its recommendation that stockholders reject the Offer and not tender their Shares to Purchaser:

  •
  The Offer is primarily funded by the Company's cash, marketable and investment securities and restricted cash, and attributes insufficient value to the operating and other assets of the Company.

  •
  Significant value of cash, marketable and investment securities and restricted cash.  As of August 31, 2009, the Company held cash, marketable and investment securities (including its equity investment in Trubion) and restricted cash having an aggregate value of approximately $364.3 million. This represents approximately $14.55 per outstanding Share and $13.99 per Share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per Share. Subsequent to August 31, 2009, the Company made a $20 million upfront licensing payment to Trubion.

    •
    Up to $60 million in collaboration milestone payments achievable by end of first half of 2010.  If all $60 million of these payments were received, this amount would represent approximately $2.40 per outstanding Share and $2.30 per Share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per Share. These potential milestone payments are detailed below under "The value of the Company's rights under its collaboration agreements is substantial."

  •
  Daclizumab has significant value and strong probability of success, particularly following the decision to advance to phase 3.

  •
  Significant market opportunity for daclizumab in MS.  The global multiple sclerosis ("MS") market for 2010 is estimated at $10.9 billion, of which approximately $9.7 billion, or 88%, represents sales of interferons. The Company believes that next-generation molecules in development, which are expected to be significantly more efficacious than interferons and Copaxone®, will capture a significant and increasing portion of the MS market. Among these potentially more efficacious next-generation molecules, the Company believes that safety likely will be a significant differentiating factor. Based on daclizumab efficacy and safety data to date over a number of clinical trials, the Company believes that daclizumab, if approved, would achieve a strong position in the global MS market. Biogen Idec, a leader in the global MS market, has stated that daclizumab has the potential to play a significant role in the treatment of multiple sclerosis.

  •
  Strong probability of success for daclizumab.

  •
  The SELECT study is the first of two required registration-enabling studies for daclizumab. On July 31, 2009, a futility analysis was performed with respect to the SELECT trial to ensure safety of the subjects and to evaluate whether the trial should continue. As described in an unblinding plan submitted to the FDA, an independent statistician analyzed clinical data from approximately 150 trial subjects that had completed at least six months of treatment. An independent safety monitoring committee reviewed the interim data and recommended to Biogen Idec and the Company the continuation of the SELECT study.

  •
  In addition, to determine whether the collaboration should trigger the DECIDE phase 3 trial and to inform the design of this phase 3 trial, certain prearranged employees of the Company and Biogen Idec, who no longer have a role in the management of the SELECT study, reviewed on behalf of the Company and Biogen Idec summary data tables prepared by the independent statistician from the interim analysis. Based on this review and data from prior studies, these certain prearranged employees recommended on behalf of the Company and Biogen Idec that the collaboration should initiate the DECIDE phase 3 study, which is the second and final required registration-enabling study. On August 3, 2009, the Company announced Biogen Idec's and the Company's decision to initiate this phase 3 study. SELECT remains an ongoing blinded study and the primary endpoint data readout is expected to occur in 2011.

  •
  Based on these factors, including the decision by the Company and Biogen Idec to advance to a phase 3 trial, the Company believes the probability of success of the daclizumab program has increased significantly and, when combined with the data to date from a number of prior daclizumab clinical trials, the Company believes daclizumab has a strong probability of success.

  •
  The Company's other development products, four of which are in clinical-stage development and one additional in pre-clinical stage development, have considerable value.

    In addition to the daclizumab program, the Company has four other programs in clinical-stage development and one in pre-clinical stage development. These development programs are:

    •
    Elotuzumab.  Elotuzumab, a CS1 directed antibody, is in phase 1 development for the treatment of multiple myeloma in collaboration with Bristol-Myers Squibb ("BMS"). The Company has submitted several abstracts to the American Society of Hematology conference detailing both efficacy and safety interim data from the phase 1 trials.            While the data remain under embargo, we believe they are very positive and should support a decision to initiate phase 2 studies in the first half of 2010.

    •
    Volociximab.  Volociximab (M200), an antibody targeting the a5b1 integrin, is in phase 1/2 development for solid tumors with Biogen Idec under the Biogen Idec Collaboration Agreement, which covers volociximab in all indications. The Company and Biogen Idec also have together licensed volociximab to Ophthotech for ophthalmic indications and have the right to various development, regulatory and sales-based milestones and eventual royalties on potential product sales.

    •
    TRU-016.  TRU-016, a Small Modular ImmunoPharmaceutical (SMIPTM) protein therapeutic that targets CD37, is in phase 1 development for the treatment of chronic lymphocytic leukemia in collaboration with Trubion. TRU-016 appears to be a highly effective B-cell depleting drug that acts through both antibody-dependent cellular cytoxicity (ADCC) and direct cell killing (apoptosis) and may be effective in treating patients who do not respond well or at all to CD20-directed therapies, such as Biogen Idec's Rituxan® antibody. B-cell depletion has broad therapeutic applications, including chronic lymphocytic leukemia, non-Hodgkin's lymphoma, MS, rheumatoid arthritis and lupus.

    •
    PDL192.  PDL192 is in phase 1 development for solid tumors. PDL192 is a monoclonal antibody which targets the tumor necrosis factor-like weak inducer of apoptosis (TWEAK) receptor, also known as Fn14, with respect to which the Company owns worldwide rights. Although several companies, including Biogen Idec, are targeting Fn14 in ongoing oncology and immulogy programs, to its knowledge, only the Company has advanced a program to the clinic.

    •
    PDL241.  PDL241 is in pre-clinical development for immunologic diseases. Like elotuzumab, PDL241 is directed against the CS1 antigen. BMS has an option to include PDL241 in the existing collaboration with the Company, which is further discussed below under "The Company's rights under its collaboration agreements have substantial value."

    The Board believes that these programs represent substantial value for the Company's stockholders, including the value represented by potential milestone payments and the Company's rights under its collaboration agreements for the programs that are being developed in collaboration with the Company's partners as discussed below under "The Company's rights under its collaboration agreements have substantial value."

  •
  The Company's rights under its collaboration agreements have substantial value.

  •
  No change in control termination or consent rights in collaboration agreements.  In the event of an acquisition of the Company by a third party (other than Biogen Idec), the Company's collaboration with Biogen Idec would continue unchanged, as further described above in Item 3 under the heading "Biogen Idec Collaboration Agreement". In addition, the Company's collaboration agreements with BMS and Trubion would also continue. Those collaboration agreements do not require any consent by BMS or Trubion or permit BMS or

      Trubion to terminate because of a Company change of control, except that Trubion has the right to opt out of collaboration on the TRU-016 product specifically.

    •
    Biogen Idec Collaboration Agreement.  Under the Biogen Idec Collaboration Agreement, Biogen Idec will pay the Company a $30 million milestone payment upon the initiation of the DECIDE phase 3 study of daclizumab, which both Biogen Idec and the Company have publicly announced they expect will occur in the first half of 2010. As described under Item 2 above under "Biogen Idec Collaboration Agreement", the Company also potentially has the right to additional development, regulatory and sales-based milestone payments totaling up to $620 million for IL-2R products (including daclizumab) and a5b1 products (including volociximab). Development costs under the collaboration are shared equally and the Company would be entitled to 50% of the operating profits and to co-promotion rights in the U.S., Canada and the European Union for any collaboration product that is commercialized and the right to receive royalties in other territories.

    •
    Bristol-Myers Squibb Collaboration Agreement.  For elotuzumab, the Company has the right to receive a $15 million milestone payment under its BMS collaboration agreement if the Company and BMS determine to advance elotuzumab into phase 2, and the Company expects that it will achieve this milestone and receive this payment by the end of the first half of 2010. The Company also potentially has the right to receive up to $460 million in additional development and regulatory milestone payments and up to $200 million in sales-based milestone payments for elotuzumab in multiple myeloma and other indications. For PDL241, if BMS elects to expand the collaboration to include the PDL241 antibody after the completion of certain pre-agreed pre-clinical studies, which the Company expects to complete by the end of 2009, the Company could receive a $15 million milestone payment by early 2010. If BMS exercises its option to expand the collaboration to include PDL241, the Company would have the right to receive up to $230 million in development and regulatory milestone payments and up to $200 million in sales-based milestone payments with respect to PDL241. Under the agreement, BMS funds 80% of the development costs and the Company funds the remaining 20%. The Company would receive 30% of the profits on any U.S. sales of collaboration products and royalties on sales of collaboration products outside the U.S. ranging from the low- to mid-teens.

    •
    Trubion Collaboration and License Agreement.  This agreement provides for the Company and Trubion to collaborate with respect to the development and commercialization of CD37-directed protein therapeutic products, including TRU-016, and share equally in development costs and collaboration product profits. Trubion has a right of first negotiation with respect to any assignment by the Company of its interest in the agreement to a third party other than in connection with a Company change of control. The Company may terminate the collaboration agreement at any time prior to February 27, 2011 upon payment of a $10 million termination fee and thereafter without a termination fee.

  •
  The Company's proprietary protein engineering platform technologies have favorable prospects.

  •
  Scalable, Rapid and Comprehensive Protein Engineering.  The Company's proprietary platform of next-generation protein engineering technologies rapidly and comprehensively identifies potential opportunities to improve the affinity, immunogenicity and half-life of protein therapeutics, vaccines and enzymes.

  •
  COM Patents.  Applying this technology, the Company has identified mutations and combinations of mutations on two commercial antibodies, including Avastin®, and has filed composition of matter (COM) patent applications covering these antibody mutations. The Company expects to complete its protein engineering work on three additional commercial antibodies and file COM related patent applications in 2009 and to continue its protein engineering work thereafter.

    •
    Potential for Collaborations and Licensing.  The Company believes its proprietary platform and capabilities are valuable to companies pursuing biobetters or seeking to improve first-generation proteins. Discussions are underway with multiple parties regarding licensing the Company's protein engineering technologies, collaborating on the development of biobetters and performing protein engineering services for a fee.

  •
  The Company's strong balance sheet provides the resources to continue development through important development milestones in 2010 and 2011.

    A number of the Company's development programs have important milestones in 2010 and 2011, each of which could create significant value for stockholders of the Company. The Company's strategic plan provides the Company with sufficient cash to fund its operations through these potential value inflection points into 2012, including the SELECT registration trial data readout which is expected to occur in the second half of 2011.

  •
  The Company has the potential to generate significant royalties and milestone payments from the Company's out-licensed programs and other agreements.

          The agreements under which the Company may receive royalty and milestone payments from third parties include:

    •
    EKR Therapeutics.  Royalties on sales of the pre-mixed bag formulation of Cardene®, which has been commercialized and is currently sold in the market.

    •
    Abbott.  Licensee of ABT-874, a fully human anti-IL-12 antibody which is currently in phase 3 development, and of rights related to several humanized antibodies.

    •
    Seattle Genetics.  Licensee of SGN-33 (lintuzumab), an anti-CD33 antibody which is currently in phase 2b development, and rights to another preclinical target.

    •
    Progenics Pharmaceuticals.  Licensee of PRO-140, a humanized antibody which is currently in phase 2 development.

    •
    Ophthotech.  Licensee of volociximab for ophthalmic uses, which is currently in phase 1 development.

    •
    Actinium Pharmaceuticals.  Licensee of forms of derivatives of HuM195, an anti-CD33 antibody, conjugated with alpha emitting radioisotopes, which is currently in phase 1 development.

    •
    Genentech.  Licensee of rights to antibody-drug conjugates (ADC) directed against the TMEFF2 antigen, which is currently in pre-clinical development.

  •
  The Offer is opportunistically timed to acquire value not reflected in the Company's stock price and prior to a pending $30 million milestone payment from Biogen Idec.

  •
  Biogen Idec's Initial Proposal was made shortly after the interim futility analysis and the joint decision to advance daclizumab to phase 3.  Biogen Idec has a deep understanding of the potential of daclizumab as a result of knowledge obtained as the Company's development partner over the last four years and through its existing MS franchise. The Board believes that Biogen Idec recognizes the attractiveness of the Company's near-term and future growth prospects, including the significant market opportunity for daclizumab, and has opportunistically timed the Offer to acquire the Company before these factors are fully reflected in the Company's stock price.

    •
    Biogen Idec is expected to make a significant milestone payment to the Company in the first half of 2010.  Biogen Idec will make a $30 million milestone payment to the Company upon the initiation of the DECIDE daclizumab phase 3 study, which the Company and Biogen Idec have announced is expected to occur in the first half of 2010.

  •
  There is significant potential synergy value in a business combination with the Company.

  •
  Strategic Synergies.  The Board believes that any industry buyer would gain value through the strategic fit and competitive value inherent in the Company's MS and oncology programs and its antibody and protein engineering technology platforms. Biogen Idec would gain exclusive rights to daclizumab in MS if it were to acquire the Company, and any other acquirer would gain a 50% interest in daclizumab in MS and all of the Company's other rights under the Biogen Idec Collaboration Agreement. Biogen Idec has publicly stated that a transaction is compelling because of the strong strategic fit with its MS franchise.

  •
  Cost Synergies.  The Board believes that given Biogen Idec's significant resources and infrastructure it would achieve significant cost synergies.

  •
  Elimination of Future Milestone Payments.  In the event of an acquisition by Biogen Idec, the pending $30 million milestone payment and any other future milestone payment obligations of Biogen Idec under the daclizumab and volociximab development programs would be eliminated. If the products under the Biogen Idec Collaboration Agreement are successfully developed in multiple indications and all milestones are achieved, the Biogen Idec Collaboration Agreement provides for development, regulatory and sales-based milestone payments totaling up to $660 million.

  •
  Net Operating Losses ("NOLs").  The Company had incurred net operating losses of approximately $63.6 million as of June 30, 2009. These NOLs would have value in the hands of any potential acquiror (including Biogen Idec) to offset taxable profits. The Company estimates that the full value of these NOLs could be realized in less than four years. The Company's existing development activities are expected in result in an increase to the NOLs.

  •
  Opportunities exist to reduce the Company's long-term lease liabilities.

  •
  Over the 12-year period from 2010 through the end of the lease term in 2021, the Company's estimated aggregate lease obligations total $208 million. This amount would be lower in current dollars on a discounted basis. Approximately 80% of these lease payments are due after 2012.

  •
  The Company is currently in discussions regarding potential subleases of the Company's excess real estate capacity. While there is no assurance of success, the Company is optimistic that over time a significant reduction of these obligations can be achieved through one or more subleases.

  •
  Opinion of Centerview Partners.

  Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of September 30, 2009, and based upon and subject to the factors and assumptions set forth in such written opinion, the Offer was inadequate to the holders of the Shares from a financial point of view. The full text of the written opinion of Centerview Partners, dated September 30, 2009, and which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this Statement as Annex A. Centerview Partners provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Centerview Partners is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

  •
  The Offer values the Shares below the market price at the time that the Offer was made.

  The market price has remained above the Offer price of $14.50 per Share since the initial unsolicited public announcement of Biogen Idec's intent to acquire the Company on September 4, 2009. The Offer price represents a 16.1% discount to the $17.29 closing price per Share on September 30, 2009, the last trading day prior to the date of this Statement.

  •
  The Offer is highly conditional, creating substantial uncertainty as to whether Biogen Idec would be required to consummate the Offer.

  •
  MAE Condition.  As described under Item 2 of this Statement, the Offer is conditioned upon the MAE Condition, the requirements of which include, among other items, that there not have occurred any change to the business, operations or prospects of the Company that may be materially adverse, and that Biogen Idec not have become aware of any fact which may have material adverse significance with respect to the value of the Company. The MAE Condition is sufficiently broad that Biogen Idec or the Purchaser could argue that almost any change to the Company's business, including changes arising in the ordinary course of the operations of the Company, may cause this condition not to be satisfied.

  •
  The Impairment Condition.  As described under Item 2 of this Statement, the Offer is conditioned on the Impairment Condition, the requirements of which include, among others, that the Company not having entered into any agreement or transaction that diminishes the expected value of the acquisition of the Company to Biogen Idec. This condition is sufficiently broad and vague that it enables Biogen Idec to argue that virtually any agreement or transaction entered into by the Company, including in the ordinary course of operations, diminishes the expected value of the Company to Biogen Idec.

  •
  Equity Market and Foreign Exchange Performance Condition.  The Offer is conditioned upon the performance of the Dow Jones Industrial Average, S&P 500 index and the NASDAQ Composite Index (together, the "Indices"). To the extent that any of these Indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer, Biogen Idec is not required to complete the Offer. In the past two years, the equity markets have dropped over 15% in a 20 trading-day period at least 18 times. The Offer is also conditioned upon there not having occurred any material change in the US dollar or any other currency exchange rates or a suspension or limitation of the currency markets.

  •
  Litigation Condition.  The Offer is conditioned on the absence of various types of litigation and the condition is sufficiently broad that Biogen Idec and Purchaser may argue that the litigation currently pending against the Company as described in Item 8, under the heading "Litigation" may have already triggered the failure of this condition.

  •
  Highly Conditional Offer.  The effect of these, and other numerous conditions, is that the Company's stockholders cannot be assured that Biogen Idec will be required to consummate its Offer. A number of the conditions are broad, are of questionable relevance, and are solely for the benefit of the Purchaser and Biogen Idec. Compliance with some of these conditions could restrict the Company's ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice.

  Considerations of the Board

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company's financial and legal advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under "Past Contracts, Transactions, Negotiations and Agreements."

  Recommendation of the Board

        In light of the factors described above, the Board has unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders. Therefore, the Board unanimously recommends that the stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

  Intent to Tender

        To the knowledge of the Company, after making reasonable inquiry, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.    Person/Assets Retained, Employed, Compensated or Used

        The Company has retained Centerview as its financial advisor in connection with the Offer. Centerview will receive a customary fee for its services, portions of which will become payable during the course of its engagement and a significant portion of which is contingent upon the consummation of a sale or business combination involving the Company. In addition, the Company has agreed to reimburse Centerview for its reasonable out-of-pocket expenses and indemnify Centerview and certain related persons against certain liabilities arising out of the engagement.

        The Company also has engaged MacKenzie Partners, Inc. ("MacKenzie") to assist it in connection with the Company's communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses, and MacKenzie and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

        The Company has retained Brunswick Group LLC ("Brunswick") as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Brunswick for its out-of-pocket expenses, and Brunswick and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company's knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Faheem Hasnain	9/22/2009	Automatic purchase of shares under a Code Section 423 employee stock purchase plan	1,200	$5.525
Maninder Hora	9/22/2009	Automatic purchase of shares under a Code Section 423 employee stock purchase plan	1,200	$5.525
Francis Sarena	9/14/2009	Shares withheld by the Company to satisfy tax withholding obligations incident to the vesting of restricted shares	1,182	$16.34
Francis Sarena	9/22/2009	Automatic purchase of shares under a Code Section 423 employee stock purchase plan	1,200	$5.525

        No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Shares but are otherwise unaffiliated with the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

  Subject Company Negotiations

        For the reasons discussed in Item 4 "—Reasons for the Recommendation of the Board," the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company's stockholders, other than Biogen Idec and its affiliates. Accordingly, the Board recommends, on behalf of the Company, that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer. The Company has received inquiries from third parties that could lead to offers being made for all or a portion of the Shares or the Company's assets. The Company may determine to pursue discussions with various parties, and in the course of such discussions, the Company may enter into confidentiality agreements and may supply confidential information to one or more parties. Except as described in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Biogen Idec, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the annexes and exhibits to this Schedule 14D-9 or the Offer, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

        Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until such time as counsel advises the Company such disclosure is required by law.

Item 8.    Additional Information

        The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Agreement

        At its meeting on September 7, 2009, the Board adopted the Rights Agreement to protect stockholders against, among other things, unsolicited attempts to acquire control of the Company at an inadequate price or that are otherwise not in the best interests of the Company and its stockholders.

        Under the Rights Agreement, the rights will become exercisable if a person becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Common Stock or if a person commences a tender offer that could result in that person owning 15% or more of the Common Stock.

        At its meeting on September 30, 2009, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise would occur on the tenth business day after the commencement of the Offer or the first public announcement of the Purchaser's intention to commence the Offer, until such date (prior to such time as any person becomes an Acquiring Person (as defined in the Rights Agreement)) as may be subsequently determined by the Board by resolution. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Common Stock, and the Rights will be transferable only in connection with the transfer of the associated Common Stock.

        A copy of the Rights Agreement has been filed with the SEC as an exhibit to a Registration Statement on Form 8-A, dated September 9, 2009, and is incorporated herein by reference.

Delaware General Corporation Law

        The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

        Business Combination Statute.    Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        Appraisal Rights.    Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser or Biogen Idec purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or any subsequent merger.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

        Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. The Company received notice that Biogen Idec has filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on September 21, 2009. The Company is required to file its Premerger Notification and Report Form with respect to the Offer no later than October 1, 2009.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's or Biogen Idec's acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.

Litigation

        On September 24, 2009, stockholder John Dugdale filed a complaint on behalf of himself and all others similarly situated and derivatively on behalf of the Company, in the Superior Court of the State of California, County of San Diego (the "Complaint"). The Complaint purports to be a stockholder class and derivative action and alleges claims for breach of fiduciary duties, abuse of control, gross mismanagement and corporate waste against the Company's directors Faheem Hasnain, Brad Goodwin, Gary Lyons, David R. Parkinson, Kurt Von Emster, Hoyoung Huh and Does 1-25 (the "Defendants"), in connection with certain offers made by Biogen Idec to acquire the Company, including the Offer. The Complaint seeks declaratory and injunctive relief, including an order compelling Defendants to comply with their fiduciary duties, prohibiting Defendants "from entering into any contractual provisions which harm Facet or its shareholders" or that "prohibit [D]efendants from maximizing shareholder value," and either invalidating or directing the rescission or redemption of the Rights Agreement and any other "defensive measure that has or is intended to have the effect of making the consummation of an offer to purchase the Company more difficult or costly for a potential acquirer." The Complaint further seeks fees and costs, including attorneys' and experts' fees. The case is Dugdale v. Hasnain et al., No. 37-2009-00099044-CU-BT-CTL.

Forward-Looking Statements

        Statements made in this Statement include forward-looking statements of the Company that are not historical facts. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with Biogen Idec's unsolicited proposal to acquire the Company. These risks and uncertainties associated with Biogen Idec's tender offer include, among others, the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the acquisition proposal will make it more difficult for the Company to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of the Company's common stock is likely to be volatile and could be subject to wide price fluctuations; and the risk that stockholder litigation in connection with Biogen Idec's unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. Other factors that may cause the Company's actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Statement include the following: if the Company's research and development efforts are not successful, it may not be able to effectively develop new products; the Company's business strategy is dependent on the ability to in-license or otherwise acquire the rights to develop and commercialize products; unless the Company's clinical studies demonstrate the safety and efficacy of the Company's product candidates, the Company will not be able to commercialize its product candidates; the clinical development of drug products is inherently uncertain and expensive and subject to extensive government regulation; the Company may be unable to enroll a sufficient number of patients in a timely manner in order to complete the Company's clinical trials; if the Company's collaborations are not successful or are terminated by its collaborators, the Company may not effectively develop and market some of its product candidates; the Company must protect its patent and other intellectual property rights to succeed; the Company may need to obtain patent licenses from others in order to manufacture or sell its potential products and the Company may not be able to obtain these licenses on terms acceptable to it or at all; the failure to gain market acceptance of the Company's product candidates among the medical community would adversely affect any product revenue the Company may receive in the future; the Company faces significant competition; changes in the U.S. and international health care industry, including regarding reimbursement rates, could adversely affect the commercial value of the Company's development product candidates; the Company may be unable to obtain or maintain regulatory approval for the Company's products, the Company relies on sole source, third parties to manufacture the Company's products; manufacturing changes may result in delays in obtaining regulatory approval or marketing for the Company's products; the Company must comply with extensive government regulations and laws; the Company may incur significant costs in order to comply with environmental regulations or to defend claims arising from accidents involving the use of hazardous materials; the Company may be subject to product liability claims, and the Company's insurance coverage may not be adequate to cover these claims; the Company may be required to satisfy certain indemnification obligations to PDL or may not be able to collect on indemnification rights from PDL; the Company must attract and retain highly skilled employees in order to succeed; the Company anticipates that it will incur losses for the foreseeable future; the Company may never achieve or sustain profitability; if additional capital is not available, the Company may have to curtail or cease operations; the Company may obtain future financing through the issuance of debt or equity, which may have an adverse effect on the Company's stockholders or may otherwise adversely affect the Company's business; the Company may not receive the contingent consideration related to the sale of the product rights to new formulations of Cardene and the ularitide development-stage product under the Asset Purchase Agreement with EKR; the Company has no history operating as an independent company upon which stockholders can evaluate it; the Company's historical financial information is not necessarily indicative of the Company's future financial position, future results of operations or future cash flows and may not reflect what the Company's financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented; the Company's operating expenses and results and any future revenue likely will fluctuate in future periods; the market price for the Shares may fluctuate widely; stockholders' percentage ownership in Facet Biotech may be diluted in the future; provisions in the Company's certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of the Shares; and the other factors discussed in the Company's filings with the SEC, including the "Risk Factors" sections of the Company's periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of the Company's filings with the SEC may be obtained at the "Investors" section of the Company's website at www.facetbiotech.com. All forward-looking statements in this Statement and the attachments hereto are qualified in their entirety by this cautionary statement.

Item 9.    Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Press Release issued by Facet Biotech, on October 1, 2009
(a)(2)	Letter, dated October 1, 2009 to Facet Biotech's stockholders.
(a)(3)	Text of email, dated October 1, 2009 to Facet Biotech's employees.
(a)(4)	Opinion of Centerview, dated as of September 30, 2009 (attached as Annex A to the Schedule).
(a)(5)	Presentation dated October 1, 2009
(e)(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders as filed with the SEC on April 15, 2009.
(e)(2)	Collaboration Agreement dated as of September 12, 2005 by and between PDL BioPharma, Inc. and Biogen Idec MA Inc., as amended by the First Amendment to the Collaboration Agreement, effective as of November 1, 2007 (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form 10-12B/A filed December 4, 2008)*.
(e)(3)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Registration Statement on Form 10-12B/A filed October 27, 2008)
(e)(4)	Form of Notice of Grant of Stock Option under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Registration Statement on Form 10-12B/A filed October 6, 2008
(e)(5)	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(6)	Forms of Notice of Grant of Restricted Stock Award under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(7)	Form of Restricted Stock Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(8)	Retention and Severance Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement, as amended, on Form 10-12B/A filed October 27, 2008).
(e)(9)	Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Faheem Hasnain (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(10)	Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Andrew Guggenhime (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(11)	Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Maninder Hora Guggenhime (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008)
(e)(12)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement, as amended, on Form 10-12B/A filed November 12, 2008).
(e)(13)	Offer Letter, dated December 1, 2008, by and between Facet Biotech Corporation and Faheem Hasnain (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit No.	Document
(e)(14)	Offer Letter, dated November 13, 2008, by and between Facet Biotech Corporation and Andrew Guggenhime (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(15)	Offer Letter, dated November 13, 2008, by and between Facet Biotech Corporation and Maninder Hora (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(16)	Retention Bonuses Letter Agreement, dated November 13, 2008, by and between Facet Biotech Corporation and Andrew Guggenhime (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(17)	Retention Bonuses Letter Agreement, dated November 13, 2008, by and between Facet Biotech Corporation and Maninder Hora (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(18)	2009 Performance Bonus Program (incorporated by reference to Item 5.02 in the Current Report on Form 8-K filed March 25, 2009)
(e)(19)	Amended and Restated Certificate of Incorporation of Facet Biotech Corporation, effective August 28, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement, as amended, on Form 10-12B/A filed October 6, 2008).
(e)(20)	Bylaws of Facet Biotech Corporation (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement, as amended, on Form 10-12B/A filed October 6, 2008).

*
Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4) and 24b-2.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION
By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary
Dated:	October 1, 2009

Annex A

[Centerview Partners LLC Letterhead]

September 30, 2009

Board of Directors
Facet Biotech Corporation
1500 Seaport Blvd.
Redwood City, CA 94063

Members of the Board:

        You have asked us to advise you with respect to the adequacy, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the "Shares") of Facet Biotech Corporation (the "Company") of the consideration of $14.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes) (the "Consideration") proposed to be paid to such holders in the Offer (as defined below). The offer to purchase (the "Offer to Purchase") and related letter of transmittal (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by FBC Acquistion Corp. (the "Offeror"), a wholly owned subsidiary of Biogen Idec Inc. ("Biogen Idec"), and Biogen Idec with the Securities and Exchange Commission on September 21, 2009, provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that following consummation of the Offer, the Offeror intends to consummate a merger with the Company (the "Merger" and, together with the Offer, the "Transactions") in which all remaining public stockholders of the Company would receive the per Share Consideration that was paid pursuant to the Offer. The terms and conditions of the Transactions are set forth in more detail in the Offer to Purchase relating to the Offer.

        In connection with rendering our opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and the related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the "Schedule 14D-9"), in the form approved by you on the date of this opinion. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company, including the Company's audited financial statements as of and for the year ending December 31, 2008 and interim statements to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

        We have also reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

        In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Offer to Purchase would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party. Our opinion does not address any legal, regulatory, tax or accounting matters.

        In rendering this opinion, Centerview Partners, LLC ("Centerview") has not been engaged to act as an agent or a fiduciary of the Company, any of its affiliates, or its stockholders. In the ordinary course of our business, Centerview or its affiliates may, from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for our own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, the Company and other entities which are or may be involved in the Transactions. We are acting as financial advisor to the Board of Directors of the Company (the "Board of Directors") in connection with its consideration of the Offer and other matters pursuant to our engagement by the Board of Directors. We have received certain fees for our services in connection with our engagement, and the Company has agreed to pay us additional fees for our services in connection with our engagement, the amount of which depends upon whether a sale of the Company or a business combination involving the Company is consummated, including as a result of the Transactions. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking and other financial services to the Company, the Offeror, Biogen Idec or their respective affiliates in the future, for which we may receive compensation.

        Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, the Offeror, Biogen Idec or any of their respective affiliates, creditors, or other constituencies of the Company or of the Offeror. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

        It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Offer and except for inclusion in its entirety in the Schedule 14D-9, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) is inadequate to such holders from a financial point of view.

Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex B

DIRECTORS AND EXECUTIVE OFFICERS OF FACET BIOTECH CORPORATION

Name	Position
Kurt von Emster	Director
Brad Goodwin	Director, Chairperson of the Board
Andrew Guggenhime	Senior Vice President and Chief Financial Officer
Faheem Hasnain	Director, Chief Executive Officer and President
Maninder Hora	Vice President, Product and Quality Operations
Hoyoung Huh	Director
Ted Llana	Senior Vice President, Commercial and Corporate Development
Gary Lyons	Director
David Parkinson	Director
Mark Rolfe	Senior Vice President and Chief Scientific Officer
Francis Sarena	Vice President, General Counsel and Secretary

B-1